

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2024

Chris Zuehlsdorff
Chief Executive Officer
Iroquois Valley Farmland REIT, PBC
1720 W Division St.
Chicago, IL 60622

> **Re: Iroquois Valley Farmland REIT, PBC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 4**
> **Filed July 30, 2024**
> **File No. 024-11881**

Dear Chris Zuehlsdorff:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 4 to Offering Statement on Form 1-A

Management Compensation, page 113

1. We note the revisions made in response to prior comment 2, adding the discretionary bonus equity award in the all other compensation column. However, the issuance of the equity award was a bonus and should be reflected in the bonus column, as required by Item 402(n)(2)(iv) of Regulation S-K. In addition, we note the equity award to Mr. Ambriole that was also included in the all other compensation column. Such award should be included in the stock awards or option awards, depending upon the type of equity, as required by Item 402(n)(2)(v) and (vi). Please revise.

Exhibits

2. Please file a revised legal opinion to address the legality of the securities covered by the offering statement and whether they will when sold, be legally issued, fully paid and non-assessable. See Item 17(12) of Form 1-A. Please also revise to add back the consent as required by Item 17(11)(a) of Form 1-A.

General

3.   Please update the offering circular. For instance, we note on page 100 that a number of the lines of credit you have provided have reached the maturity date but the disclosure has not reflected whether these have been repaid or extended.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brett Heeger, Esq,